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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 20)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

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                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                   Copies to:

     Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
           Latham & Watkins                        Latham & Watkins
  633 West Fifth Street, Suite 4000             233 South Wacker Drive
  Los Angeles, California 90071-2007           Sears Tower, Suite 5800
            (213) 485-1234                   Chicago, Illinois 60606-6401
                                                    (312) 876-7700

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ITEM 3.  IDENTITY AND BACKGROUND.

     (b) After Rental Service Corporation ("RSC") announced that it had entered into the Merger Agreement (as defined below), United Rentals, Inc. ("United Rentals") issued a press release on June 28, 1999 stating that it was terminating its tender offer and consent solicitation.

     On June 28, 1999, RSC entered into a definitive merger agreement (the "Merger Agreement") with Atlas Copco North America Inc., a Delaware corporation ("Atlas Copco North America"), and Pandion Acquisition Corp., a Delaware corporation ("Pandion Acquisition") and a wholly owned subsidiary of Atlas Copco North America.

     The Merger Agreement provides that Pandion Acquisition will commence a tender offer (the "Atlas Offer") to purchase all outstanding shares of common stock, par value $.01 per share (together with the associated preferred share purchase rights, the "Shares"), of RSC at a price of $29.00 per Share, net to the seller in cash, without interest. Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), as soon as practicable following completion of the Atlas Offer, Pandion Acquisition will be merged with and into RSC (the "Atlas Merger"), with RSC continuing as the surviving corporation.

     Pursuant to the Merger Agreement, at the effective time of the Atlas Merger, by virtue of the Atlas Merger and without any action on the part of RSC, Atlas Copco North America, Pandion Acquisition or the holder of any Shares or any shares of capital stock of Pandion Acquisition, each issued and outstanding Share (other than (1) Shares owned by RSC or by any wholly owned subsidiary of RSC or by Atlas Copco North America, Pandion Acquisition or any other wholly owned subsidiary of Atlas Copco North America and (2) Shares held by stockholders of RSC who have properly demanded appraisal of such holder's Shares in accordance with the DGCL) will be converted into the right to receive $29.00 per Share in cash, without interest. The Atlas Offer is subject to certain conditions, including the condition that at least a majority of the total issued and outstanding Shares on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Atlas Offer. The Atlas Offer is not subject to a financing condition.

     The obligations and agreements of each of Atlas Copco North America and Pandion Acquisition under the Merger Agreement are unconditionally guaranteed by Atlas Copco AB, a corporation formed and organized under the laws of the Kingdom of Sweden, pursuant to a guaranty dated June 28, 1999 (the "Guaranty").

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     The foregoing descriptions of the Merger Agreement and the Guaranty are qualified in their entirety by the complete texts of the Merger Agreement and the Guaranty, copies of which are filed as Exhibits 68 and 69, respectively, hereto and are incorporated by reference herein. The text of a press release issued by RSC announcing the execution of the Merger Agreement is filed as
Exhibit 70 hereto and is incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) and (b) After RSC announced that it had entered into the Merger Agreement, United Rentals issued a press release on June 28, 1999 stating that it was terminating its tender offer and consent solicitation.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) As described in the response to Item 3(b) above, on June 28, 1999, RSC, Atlas Copco North America and Pandion Acquisition entered into the Merger Agreement.

     During the week of June 21, 1999, counsel to RSC negotiated the terms of a confidentiality/standstill agreement with counsel to United Rentals. RSC attempted to negotiate a confidentiality/standstill agreement with United Rentals which took into account RSC's process, United Rentals' participation in the process and United Rentals' pending tender offer and consent solicitation. These negotiations did not result in any agreement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     On June 28, 1999, in connection with the execution and delivery of the Merger Agreement, RSC and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") executed an amendment ("Amendment No. 2 to Rights Agreement") to the Rights Agreement, dated as of April 16, 1999, between RSC and the Rights Agent (the "Rights Agreement"), pursuant to which Atlas Copco North America and its affiliates, including Pandion Acquisition, are excluded from the definition of "Acquiring Person" for purposes of the Rights Agreement in connection with the acquisition of beneficial ownership of Shares pursuant to the Atlas Offer or the Atlas Merger, in each case in accordance with the terms of the Merger Agreement. In addition, Amendment No. 2 to Rights Agreement provides that a "Distribution Date" (as defined in the Rights Agreement) will not be deemed to have occurred solely as a result of the approval, execution or delivery of the Merger Agreement or the making or acceptance for payment of Shares pursuant to the Atlas Offer or the consummation of the Merger, in each case in accordance with the terms of the Merger Agreement. A copy of Amendment No. 2 to Rights Agreement is filed as
Exhibit 71 hereto and is incorporated by reference herein.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     68   Agreement and Plan of Merger, dated as of June 28, 1999, between
Rental Service Corporation, Atlas Copco North America Inc. and Pandion Acquisition Corp.

     69   Guaranty executed by Atlas Copco AB dated June 28, 1999.

     70   Press Release issued by Rental Service Corporation dated
June 28, 1999.

     71   Amendment No. 2 to Rights Agreement, dated as of June 28,
1999, between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.










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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 1999            Rental Service Corporation

                                By:  /s/ Robert M. Wilson
                                     -----------------------------------------
                                Name:  Robert M. Wilson
                                Title: Executive Vice President, Chief
                                       Financial Officer, Secretary
                                       and Treasurer